# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Equity Commonwealth, CIK 0000803649
CUSIP: 294628102
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: TWO NORTH RIVERSIDE PLAZA, Suite 2000, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001357550-24-000027
Filed by CIK 0001357550

## Reporting persons
- Weiss Asset Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,479,855; sole dispositive power 0; shared dispositive power 9,479,855; aggregate amount beneficially owned 9,479,855 (8.8% of the class)
- BIP GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,709,436; sole dispositive power 0; shared dispositive power 8,709,436; aggregate amount beneficially owned 8,709,436 (8.1% of the class)
- WAM GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,479,855; sole dispositive power 0; shared dispositive power 9,479,855; aggregate amount beneficially owned 9,479,855 (8.8% of the class)
- WEISS ANDREW M: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,479,855; sole dispositive power 0; shared dispositive power 9,479,855; aggregate amount beneficially owned 9,479,855 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Equity Commonwealth
Address of issuer's principal executive offices: TWO NORTH RIVERSIDE PLAZA, Suite 2000, CHICAGO, ILLINOIS, 60606

## Item 2. Person Filing
Name of person filing:
(i) Weiss Asset Management LP ("Weiss Asset Management").
(ii) BIP GP LLC ("BIP GP").
(iii) WAM GP LLC ("WAM GP").
(iv) Andrew M. Weiss, Ph.D. ("Andrew Weiss").
Address of principal business office or, if none, residence: Weiss Asset Management, BIP GP, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.
Citizenship:
(i) Weiss Asset Management is a Delaware limited partnership.
(ii) BIP GP is a Delaware limited liability company.
(iii) WAM GP is a Delaware limited liability company.
(iv) Andrew Weiss is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
9,479,855

Shares reported for BIP GP include shares beneficially owned by a private investment partnership (the "Partnership") of which BIP GP is the sole general partner. Weiss Asset Management is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss, and Weiss Asset Management include shares beneficially owned by the Partnership (and reported above for BIP GP).

Each of BIP GP, WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 107,334,031 common shares of beneficial interest, $0.01 par value, issued and outstanding as of October 18, 2024, as reported in the Form 10-Q of the Issuer, which was filed with the SEC on October 24, 2024.
Percent of class: 8.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,479,855
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,479,855

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Brookdale International Partners, L.P., a US limited partnership, for which Weiss Asset Management serves as investment manager, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares of Beneficial Interest, par value $0.01 per share of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Weiss Asset Management LP: Mary Ferruolo, Authorized Signatory (01/30/2025)
- BIP GP LLC: Mary Ferruolo, Authorized Signatory (01/30/2025)
- WAM GP LLC: Mary Ferruolo, Authorized Signatory (01/30/2025)
- WEISS ANDREW M: Mary Ferruolo, Attorney-in-Fact for Andrew M. Weiss*** (01/30/2025)
Comment: *** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.